 Exhibit (a)(5)(ii)
The Pershing Square Funds Have Extended Their Tender Offer and Increased the Price Range for up to 6,340,000 Common Shares of The Howard Hughes Corporation
NEW YORK, November 11, 2022 — Pershing Square Capital Management, L.P. today announced that Pershing Square, L.P. (“PS”), Pershing Square International, Ltd. (“PS International”) and Pershing Square Holdings, Ltd. (“PSH” and together with PS and PS International, the “Purchasers”) have increased the price range of their previously announced cash tender offer to purchase up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation (NYSE: HHC) (the “Company”), to not greater than $70.00 nor less than $61.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest (as amended, the “Offer”).
The Purchasers have stated that the newly increased price range represents the Purchasers’ best and final offer. The $70.00 high-end of the price range represents a 28% premium above the closing price of the Common Shares on October 13, 2022, the last trading day prior to the announcement of the Offer.
The exact price will be determined through a modified Dutch auction described in the offering materials. The Purchasers also extended the Offer to expire at 12:00 Midnight, New York City time, at the end of November 28, 2022 (the “Expiration Date”) unless the Offer is further extended or earlier terminated. Any extension of the Offer will be announced publicly on the first business day after the Expiration Date. All other terms and conditions of the Offer remain unchanged.
The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, as amended and supplemented from time to time, and is subject to customary closing conditions. There is no financing condition to the Offer.
The depositary for the Offer has advised that as of 6:00 p.m., New York City time, on November 10, 2022, approximately 4,100 Common Shares had been validly tendered pursuant to the Offer and not withdrawn.
Copies of the amended and supplemented Offer to Purchase and Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc. (“DF King”), the information agent for the Offer. Questions regarding the Offer and requests for assistance in connection with the Offer may be directed to D.F. King by contacting them at (800) 848-3402 (toll-free). Banks and brokers may contact D.F. King at (212) 269-5550 or Jefferies LLC (the dealer manager for the Offer) at (877) 821-7388 (toll-free). Computershare Trust Company, N.A. is acting as depositary for the Offer.
About Pershing Square Capital Management, L.P.
Pershing Square Capital Management, L.P., based in New York City, is a SEC-registered investment advisor to investment funds.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and other uncertainties described in the Offer to Purchase and the other tender offer documents that have been or will be delivered to you or filed by the Purchasers with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. None of the Purchasers or any of their affiliates give any assurance that they will achieve their expectations. The inclusion of any statement in this press release does not constitute an admission by the Purchasers, their affiliates or any other person that the events or circumstances described in such statement are material.
No Offer or Solicitation
This press release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Purchasers or the Company have filed or will file with the SEC, including among other materials the Tender Offer Statement on Schedule TO containing the Offer to Purchase, the Letter of Transmittal, and other materials relating to the Offer, each as amended and supplemented from time to time. HOLDERS OF COMMON SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES. The Offer to Purchase and related Letter of Transmittal, as amended and supplemented from time to time, will be made available free of charge at the SEC’s website at www.sec.gov.
Contacts
Pershing Square Capital Management, L.P.
Francis McGill
McGill@persq.com
212-909-2455